FOR IMMEDIATE RELEASE
     December 27, 1996

                       Media Contact:  Robin Chapman
                                757-629-2713

     NS ASKS STB TO RULE CSX-CONRAIL "LOCK-OUT" PROVISION UNLAWFUL

     NORFOLK, VA -- Norfolk Southern Corporation (NYSE: NSC) today asked the Surface Transportation Board to rule that a December 18 amendment to the merger agreement between CSX and Conrail constitutes unlawful control by one railroad over another.

          The amendment prohibits Conrail, without CSX's consent, from entering into or discussing a merger agreement with any other company until 1999, even if Conrail shareholders or the STB disapprove the proposed CSX merger.

          "Unless the Board intervenes to protect its jurisdiction over the control of one rail carrier by another," Norfolk Southern said in its petition to the STB, "CSX will be able to use the unlawful control afforded by the lock-out provision to coerce a critical vote of Conrail stockholders scheduled for January 17, 1997, by portraying CSX as the only choice available to them -- even though the terms of CSX's acquisition would provide Conrail's shareholders other than CSX $1.16 billion less than Norfolk Southern's offer and even though a CSX-Conrail consolidation on its face presents extremely serious competitive issues, as CSX officials acknowledged years ago in testimony to Congress."

          Norfolk Southern said that while provisions are commonly used in merger agreements that allow the merging parties time to secure needed corporate and regulatory approvals to consummate the transaction, a "lock-out" extending more than one year after the expected date of the STB's final decision on the CSX-Conrail merger is "extraordinary and wholly unjustified" and is intended to coerce Conrail shareholders to approve the transaction.

          "The obvious and only intent of the amended lock-out provision is to preclude even the possibility of NS's superior offer from being realized for so long that Conrail shareholders will feel that they are left with no other effective choice but to accept the CSX merger," Norfolk Southern said.

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